

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 18, 2008

Mr. Michael L. Sheriff
President, Chief Executive Officer, and
Chairman
The X-Change Corporation
710 Century Parkway
Allen, TX 75013

> **RE:** **The X-Change Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2007, June 30,2006**
> **and September 30, 2007**
> **File No. 002-41703**

Dear Mr. Sheriff:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director